

Mail Stop 4561

February 27, 2009

By U.S. Mail and Facsimile to: (202) 362-2902

Geoffrey S. Sheils
President & Chief Executive Officer
First Sentry Bancshares, Inc.
823 Eighth Street
Huntington, WV 25701

> **Re: First Sentry Bancshares, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 3, 2009**
> **File No. 333-156180**

Dear Mr. Sheils:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-4

General

1.   Please update the filing to include any known information about your or Guaranty Financial's financial condition or results of operations during your or Guaranty Financial's last completed fiscal year or quarter or for any more recent developments that would be material to your or Guaranty Financial's stockholders. If you do not have any such information, please indicate in your

response letter that there have been no material adverse changes to the financial condition or results of operations of either company.

First Sentry Bancshares, Inc. Financial Statements

Independent Auditors' Report, page F-2

2.   We note that the report of Hess, Stewart & Campbell, PLLC on the financial statements of First Sentry Bancshares, Inc. refers to an audit conducted in accordance with U.S. generally accepted auditing standards. An audit report on an issuer that is included in an SEC filing, including an initial public offering, is required to refer to the standards of the Public Company Accounting Oversight Board (United States), as opposed to U.S. generally accepted auditing standards. Please refer to Section V.I.A. of the June 15, 2004 SEC Regulations Committee Minutes which are available on the AICPA's website at the following link: http://thecaq.org/resources/secregs/pdfs/highlights/2004_0615_highlights.pdf.

Guaranty Financial Services, Inc. Financial Statements

Note 1 – Summary of Significant Accounting Policies, page G-10

3.   Please revise to include your accounting policy for determining and recording the charge for other than temporary impairment of your investment securities. As discussed during our conference call on February 26, 2009, when a company determines that a decline in fair value on a security is other than temporary, the security shall be written down to fair value. Please refer to paragraph 16 of SFAS 115.

Note 3 – Securities, page G-14

4.   We note your response to comment 49 of our letter dated January 13, 2009. In this response you state that FCBI Capital Trust I had suspended interest payments in late December 2008 and that you were considering this security for other than temporary impairment at December 31, 2008. Further, in our conference call on February 26, 2009, you told us that you had determined that this security was other than temporarily impaired at December 31, 2008, and that you planned to record an impairment charge on this investment during the quarter ending December 31, 2008. We understood that while you may have taken an impairment charge for "credit losses" we remain unclear whether you have fully complied with paragraph 16 of SFAS 115. Please provide us your analysis supplementally for this impairment and any others that you have finalized for the quarter ended December 31, 2008.

Please include detailed disclosures in this area in your next amendment either in your MD&A disclosures related to updated financial statements as of December 31, 2008, or alternatively, in the Recent Developments section for your December 31, 2008 results should you not update your financial statements. Please also disclose any other impairment charges recorded in the quarter ending December 31, 2008, or later, and provide similar disclosure to those requested above, as applicable.

Note 13 – Fair Value of Financial Instruments, page G-32

5.   On page G-34, we note you have classified available for sale securities as having Level 2 inputs. Based on our review of your response to comment 49 and our discussions on February 26, 2009, it appears that significant unobservable inputs were used in determining the fair value of these securities and that these securities would be more appropriately classified as having Level 3 inputs. Please revise as applicable and especially include the disclosures required by paragraph 32(c) – (e) of SFAS 157, or tell us why a revision is not required.

As a related matter, please revise your MD&A to provide clearer and more transparent disclosure regarding your fair value measurements, particularly with regard to financial instruments that are not currently actively traded. Please consider the following illustrative letters sent by the Division of Corporation Finance in March 2008 and September 2008 to certain public companies identifying disclosure issues to consider with respect to fair value measurements: http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm and http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0308.htm.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Babette Cooper at (202) 551-3396 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Staff Attorney

cc: Alan Schick, Esq.
       Benjamin M. Azoff, Esq.
       Luse Gorman Pomerenk & Schick, P.C.
       (By facsimile)